Filed Pursuant to Rule 433

Registration No. 333-180315

Pricing Term Sheet

September 24, 2012

Agrium Inc.

U.S. $500,000,000 3.150% Debentures due 2022

Issuer:	Agrium Inc.

Expected Ratings[1]:	Baa2/BBB (Moody’s/S&P)

Format:	SEC Registered - Registration Statement No. 333-180315

Ranking:	Senior Unsecured

Trade Date:	September 24, 2012

Settlement Date:	October 1, 2012 (T + 5)

Maturity Date:	October 1, 2022

Aggregate Principal Amount Offered:	U.S.$500,000,000

Coupon:	3.150%

Price to Public (Issue Price):	99.804%

Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2013

Benchmark:	UST 1.625% due 8/22

UST Spot (Price/Yield)	99-03+ / 1.723%

Spread to Benchmark:	T + 145 basis points

Re-offer Yield:	3.173%

Net Proceeds to Issuer:	U.S. $495,770,000

Optional Redemption:	At any time and from time to time at the Treasury Rate +25 basis points at any time prior to July 1, 2022 (three months prior to the Maturity Date). Callable at 100% at any time on or after July 1, 2022 (three months prior to the Maturity Date).

CUSIP:	008916 AK4

Denominations:	Minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Co-Managers:	ANZ Securities, Inc. BMO Capital Markets Corp. BNP Paribas Securities Corp. RBS Securities Inc. UBS Securities LLC

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the Debentures will be made against payment therefor on or about October 1, 2012, which will be the fifth business day following the date of pricing of the Debentures (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Debentures on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Debentures initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Debentures who wish to trade Debentures on the date of pricing or the next succeeding business day should consult their own advisor.

The Issuer has filed a Registration Statement (File No. 333-180315), including a short form base shelf prospectus dated April 2, 2012 with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian system for electronic document analysis and retrieval (SEDAR) website at www.sedar.com. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.